UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 6)*

SEACOAST BANKING CORPORATION OF FLORIDA
(Name of Issuer)

Common Stock
(Title of Class of Securities)

811707306
(CUSIP Number)

John Caughey CapGen Capital Group III LP 1185 Avenue of the Americas Suite 2000 New York, New York 10036 (212) 542-6868

Copy to:

Alison S. Ressler, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067 (310) 712-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

CapGen Capital Group III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

15,715,862
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

15,715,862
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,715,862
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%*
14	TYPE OF REPORTING PERSON (See Instructions)

PN

_______________
*
The calculation of the foregoing is based on 94,911,529 shares of Common Stock (as defined herein) outstanding as of September 30, 2013, as reported by the Issuer (as defined herein) in its Prospectus Supplement on Form 424B5 filed with the Securities and Exchange Commission on November 7, 2013 (the “Prospectus Supplement”).

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

CapGen Capital Group III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

15,715,862
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

15,715,862
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,715,862
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%*
14	TYPE OF REPORTING PERSON (See Instructions)

OO

_______________
*	The calculation of the percentage of outstanding shares is based on 94,911,529 shares of Common Stock outstanding as of September 30, 2013, as reported by the Issuer in the Prospectus Supplement.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

Eugene A. Ludwig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

15,715,862
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

15,715,862
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,715,862
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*	The calculation of the percentage of outstanding shares is based on 94,911,529 shares of Common Stock outstanding as of September 30, 2013, as reported by the Issuer in the Prospectus Supplement.

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 6 on Schedule 13D (this “Amendment No. 6”) to amend the Schedule 13D filed on April 1, 2010 (as amended by Amendment No. 1 filed on April 12, 2010, Amendment No. 2 filed on May 7, 2010, Amendment No. 3 filed on July 26, 2010, Amendment No. 4 filed on April 22, 2013 and Amendment No. 5 filed on July 26, 2013, the “13D Filing”).  Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing.  Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 4.	Purpose of Transaction

Item 4 of the 13D filing is hereby amended and supplemented by adding the following new sentence at the end of the second paragraph of such Item 4:

On November 6, 2013, CapGen LP applied to the Fed for the flexibility to increase its ownership of Common Stock, up to, but not in excess of, 25.0% of the class.

                      Item 4 of the 13D filing is hereby amended and supplemented by adding the following new paragraph after the eighth paragraph of such Item 4:

On November 6, 2013, CapGen LP and the Issuer entered into a Stock Purchase Agreement, a copy of which is incorporated as Exhibit 10 to this Schedule 13D (the “2013 Purchase Agreement”), pursuant to which the Issuer has agreed to sell and CapGen LP has agreed to purchase 11,627,906 shares of Common Stock (the “2013 Investment”) for investment purposes.  The 2013 Investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer.  The closing of the purchase and sale of the Common Stock shall take place subsequent to CapGen LP’s receipt of approval from the Fed to increase ownership of Common Stock and the issuance of a notice by CapGen LP to its investors to call funds required to purchase the Common Stock.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

                      Item 6 of the 13D filing is hereby amended and supplemented by adding the following new paragraphs before the last paragraph of such Item 6:

On November 6, 2013, CapGen LP entered into the 2013 Purchase Agreement with the Issuer, pursuant to which CapGen LP agreed to acquire 11,627,906 shares of Common Stock at a price of $2.15 per share of Common Stock.

The 2013 Purchase Agreement includes, among other provisions, the following terms:

Representations and Warranties. Customary representations and warranties were made by the Issuer to CapGen LP relating to the Issuer, its business and the issuance of the Common Stock, and customary representations and warranties were made by CapGen LP.

Registration Rights. As of the closing of the purchase and sale of the Common Stock, the Issuer and CapGen LP will have executed a registration rights agreement regarding the registration rights granted to CapGen LP.

Regulatory Approvals. CapGen LP’s obligations under the 2013 Stock Purchase Agreement are subject to CapGen LP’s receipt of approval from the Fed to increase its ownership of Common Stock.

The foregoing references to and description of the 2013 Purchase Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the 2013 Purchase Agreement, which is incorporated by reference to this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and supplemented by inserting the following:

Exhibit 10
Stock Purchase Agreement, dated as of November 6, 2013, by and between Seacoast Banking Corporation of Florida and CapGen Capital Group III LP (incorporated by reference to Exhibit 10.2 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed with the SEC on November 7, 2013)

Exhibit 11	Joint Filing Agreement, dated November 7, 2013, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     November 7, 2013

CAPGEN CAPITAL GROUP III LP

	By:	CAPGEN CAPITAL GROUP III LLC,
its general partner

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

CAPGEN CAPITAL GROUP III LLC

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 10	Stock Purchase Agreement, dated as of November 6, 2013, by and between Seacoast Banking Corporation of Florida and CapGen Capital Group III LP (incorporated by reference to Exhibit 10.2 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed with the SEC on November 7, 2013)

Exhibit 11	Joint Filing Agreement, dated November 7, 2013, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig